Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Item 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 14.a.

Liquidnet Transparency Controls

Members and buy-side customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with Liquidnet Capital Markets customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and buy-side customers can choose whether or not to interact with any or all of the following categories of Liquidnet Capital Markets (LCM) customers:

* Public companies
* Private equity
* Venture capital
* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

Sources of liquidity for which an election is not available

All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

Opposite-side indications or orders with the same Member or customer ID cannot match with each other.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet

Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

<u>Matches and executions against the same or an affiliated participant</u>

<u>The Negotiation ATS does not permit two indications or orders with the same participant identifier to match or execute against each other. A participant can instruct the Negotiation ATS to block crossing between affiliated participant identifiers, as notified by the participant.</u>